Exhibit 99.1

Commission File Number 001-31914

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. Nothing in this announcement constitutes an offer of securities for sale in the United States or any other jurisdiction where it is unlawful to do so. The securities have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other place. Accordingly, the securities may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The securities may be offered and sold only in offshore transactions in reliance on Regulation S under the Securities Act (“Regulation S”), and in each case, in accordance with any other applicable law.

There will be no public offering of securities in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus. Such prospectus will contain detailed information about the company making the offer and its management and financial statements.

NOTICE OF LISTING ON

THE STOCK EXCHANGE OF HONG KONG LIMITED

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

US$1,280,000,000 CORE TIER 2 CAPITAL SECURITIES

(Stock Code: 5540)

Joint Global Coordinators

(in alphabetical order)

BNP PARIBAS	Citigroup	HSBC
Joint Bookrunners and Joint Lead Managers (in alphabetical order)
BNP PARIBAS	BofA Merrill Lynch	China International Capital Corporation Hong Kong Securities Limited
Citigroup	Goldman Sachs (Asia) L.L.C.	HSBC

Commission File Number 001-31914

Application has been made to The Stock Exchange of Hong Kong Limited for the listing of, and permission to deal in, the US$1,280,000,000 Core Tier 2 Capital Securities at an initial distribution rate of 4.00% (the “Securities”) to be issued by China Life Insurance Company Limited (the “Company”) by way of debt issues to professional investors only as described in the offering circular relating thereto dated 25 June 2015. Permission for the listing of, and dealing in, the Securities is expected to become effective on 6 July 2015.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 3 July 2015

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping*, Xu Haifeng*

Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong, Liu Jiade*

Independent Non-executive Directors:	Anthony Francis Neoh, Chang Tso Tung Stephen, Huang Yiping, Drake Pike*

*Note:	The qualification of each of Mr. Xu Hengping, Mr. Xu Haifeng, Mr. Liu Jiade and Mr. Drake Pike as a Director is still subject to the approval of the China Insurance Regulatory Commission.